UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934

THE FINOVA GROUP INC. (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
3179281 (CUSIP Number)
James D. Bennett
Bennett Management Corporation
2 Stamford Plaza, Suite 1501, 281 Tresser Boulevard
Stamford, CT 06901
(203) 353-3101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 02, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 130 to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 3179281

1.	Names of Reporting Persons. James D. Bennett I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 3,468,100 (1)

	9.	Sole Dipositive Power None

	10.	Shared Dipositive Power 3,468,100 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,468,100 (1)

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.66%

14.	Type of Reporting Person IN

(1) James D. Bennett ("Mr. Bennett") shares beneficial ownership of as well as voting and dispositive power with respect to 2,091,040 of the shares with Bennett Restructuring Fund, L.P. Mr. Bennett shares beneficial ownership of as well as voting and dispositive power with respect to 480,900 of the shares with Bennett Restructuring Fund II, L.P. Mr. Bennett shares beneficial ownership of as well as voting and dispositive power with respect to 896,160 of the shares with Bennett Offshore Restructuring Fund, Inc.
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Item 1. Security and Issuer

          The class of equity securities to which this statement relates is the common stock, $0.01 par value (the "Common Stock"), of The Finova Group Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4800 North Scottsdale Road, Scottsdale, Arizona 85251-7623.

Item 2. Identity and Background.

          James D. Bennett is a citizen of the United States of America. Mr. Bennett's principal office is located at:

          2 Stamford Plaza
          Suite 1501
          281 Tresser Boulevard
          Stamford, Connecticut 06901

          Mr. Bennett has not been convicted in any criminal proceeding during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Bennett Restructuring Fund, L.P. ("BRF"), is a Delaware limited partnership. Bennett Restructuring Fund II, L.P. ("BRF II"), also is a Delaware limited partnership. The general partner of each of BRF and BRF II is Restructuring Capital Associates, L.P. ("RCA"), a Delaware limited partnership. The general partner of RCA is Bennett Capital Corporation ("BCC"), a Delaware corporation. James D. Bennett is the President and a director of BCC.

          The principal business address of each of BRF, BRF II, RCA and BCC is:

          2 Stamford Plaza
          Suite 1501
          281 Tresser Boulevard
          Stamford, Connecticut 06901

          Bennett Offshore Restructuring Fund, Inc. ("BORF"), is a Cayman Islands exempted company. James D. Bennett is a director of BORF. The principal business address of BORF is:

          P.O. Box 2003 GT
          Grand Pavilion Commercial Centre
          Bougainvillea Way
          802 West Bay Road
          Grand Cayman, Cayman Islands

          BRF, BRF II, RCA, BORF and BCC each are involved in the business of investment management. Bennett Management Corporation ("BMC") provides research and investment advisory services to BRF and BRF II pursuant to an agreement with each of these funds. Bennett Offshore Investment Corporation ("BOIC") provides research and investment advisory services to BORF pursuant to an agreement with BORF. James D. Bennett is the President and a director of each of BMC and of BOIC.

Item 3. Source and Amount of Funds or Other Consideration:

          2,091,040 of the shares of Common Stock were purchased by BRF in open market transactions at an aggregate cost of $1,744,553.43. 480,900 of the shares of Common Stock were purchased by BRF II in open market transactions at an aggregate cost of $575,704.80. 896,160 of the shares of Common Stock were purchased by BORF in open market transactions at an aggregate cost of $748,523.12. The funds for all purchases of Common Stock made by BRF, BRF II or BORF, respectively, came from such entity's own funds. No leverage was used to purchase any of the Common Stock.

Item 4. Purpose of Transaction

         The shares of Common Stock beneficially owned by Mr. Bennett were acquired for investment purposes. Mr. Bennett, BRF, BRF II and/or BORF may acquire additional shares, dispose of all or some of the shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold the shares.

         On February 1, 2001, the Company asked Mr. Bennett and others to help the Company to organize an unofficial, ad hoc committee of institutional holders of its Common Stock (the "Committee"). The present purpose of the Committee is to obtain information about the Company's options for a financial restructuring and to facilitate communication among its members and between its members, the Company and other stakeholders of the Company regarding the financial condition of the Company, the terms of various possible proposals regarding the possible financial restructuring of the Company, the potential impact of such proposals upon holders of the Company's Common Stock and the views of the Committee members regarding such matters. The Committee designated counsel who has since been engaged by the Company to represent the Committee, and the Committee is in the process of identifying other potential advisors as well. Neither Mr. Bennett nor any of the other members of the Committee are in possession of any material nonpublic information about the Company.

         To date, Mr. Bennett and the other Committee members have not acted, nor have they agreed to act, in concert with one another, in whole or in part, to pursue any common goal or objective in connection with their respective holdings in the Company. It is possible that Mr. Bennett may in the future undertake or seek to influence the management or control of the Company or enter into an agreement with members of the Committee or other holders of Common Stock to take some form of action with respect to the Company or the Common Stock but, as stated above, neither Mr. Bennett nor BMC, BOIC, BRF, BRF II, BORF, RCA or BCC has done so as of this time.

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Item 5. Interest in Securities of the Issuer.

          As of February 9, 2001, Mr. Bennett is deemed to beneficially own 3,468,100 shares of Common Stock. Mr. Bennett shares beneficial ownership and voting and dispositive power with respect to 2,091,040 of the shares with BRF. BRF is the record owner of such shares. Mr. Bennett shares beneficial ownership of and voting and dispositive power with respect to 480,900 of the shares with BRF II. BRF II is the record owner of such shares. Mr. Bennett shares beneficial ownership and voting and dispositive power with respect to 896,160 of the shares with BORF. BORF is the record owner of such shares. Based on the issuer's latest Form 10-Q, for the quarter ended September 30, 2000, a total of 61,303,000 shares of Common Stock were outstanding as of November 13, 2000. Therefore, Mr. Bennett is deemed to beneficially own 5.66% of the issued and outstanding shares of the Company's Common Stock. During the past 60 days, BRF, BRF II and BORF have purchased a total of 3,282,100 shares of Common Stock and have sold a total of 509,500 shares of Common Stock. Schedule I to this 13D filing provides certain information with respect to those purchases and sales.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.

Item 7. Material to be Filed as Exhibits. 1. Schedule I

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Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 09, 2001
James D. Bennett
By:	/s/ James D. Bennett James D. Bennett

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SCHEDULE I FINOVA GROUP STOCK TRANSACTIONS OF BRF, BRF II AND BORF DURING THE PAST 60 DAYS
Trade Date	Type of Transaction	Number of Shares Purchased/Sold	Trade Amount	Price per Share

12-04-00	Purchase	100,000	$56,314.95	$0.56
12-05-00	Purchase	200,000	$112,565.00	$0.56
12-06-00	Purchase	98,300	$49,207.35	$0.50
12-07-00	Purchase	400,000	$193,883.00	$0.48
12-08-00	Purchase	200,000	$100,065.00	$0.50
12-14-00	Sale	193,800	$194,188.60	$1.00
12-15-00	Sale	124,300	$156,763.10	$1.26
12-21-00	Purchase	100,000	$68,814.95	$0.69
12-22-00	Sale	100,000	$99,931.71	$1.00
01-05-01	Purchase	100,000	$100,065.00	$1.00
01-10-01	Purchase	306,900	$300,348.70	$0.98
01-11-01	Purchase	108,800	$115,665.00	$1.06
01-23-01	Purchase	200,000	$231,379.90	$1.16
01-24-01	Sale	91,400	$142,742.80	$1.56
01-25-01	Purchase	229,500	$223,341.10	$0.97
01-26-01	Purchase	216,500	$236,448.70	$1.09
01-29-01	Purchase	200,000	$219,432.90	$1.10
01-30-01	Purchase	38,300	$41,045.95	$1.07
01-31-01	Purchase	302,900	$340,536.80	$1.12
02-02-01	Purchase	204,000	$243,386.90	$1.19
02-08-01	Purchase	276,900	$332,317.90	$1.20